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                                                                   Exhibit 99.1
     MASNET No. 31 OF 24.08.2000
     Announcement No. 32


       CHARTERED SEMICONDUCTOR MANUFACTURING LTD

     -----------------------------------------
     NOTICE OF CHANGES IN DIRECTOR'S INTERESTS
     -----------------------------------------

NAME OF DIRECTOR:                                            Barry Waite

DATE OF NOTICE TO COMPANY:                                   24/08/2000

DATE OF CHANGE OF INTEREST:                                  24/08/2000

NAME OF REGISTERED HOLDER:                                   Barry Waite

CIRCUMSTANCE GIVING RISE TO THE CHANGE:                      Sales in open market at own discretion


SHARES HELD IN THE NAME OF REGISTERED HOLDER

NO. OF SHARES OF THE CHANGE:                                 350,000
% OF ISSUED SHARE CAPITAL:                                   0.025

AMOUNT OF CONSIDERATION PER SHARE EXCLUDING                  S$14.82
 BROKERAGE,GST,STAMP DUTIES,CLEARING FEE:

NO. OF SHARES HELD BEFORE CHANGE:                            1,871,040
% OF ISSUED SHARE CAPITAL:                                   0.135

NO. OF SHARES HELD AFTER CHANGE:                             1,521,040
% OF ISSUED SHARE CAPITAL:                                   0.11


     HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

                                                               DEEMED     DIRECT
NO. OF SHARES HELD BEFORE CHANGE:                                 0      1,871,040
% OF ISSUED SHARE CAPITAL:                                        0          0.135

NO. OF SHARES HELD AFTER CHANGE:                                  0      1,521,040
% OF ISSUED SHARE CAPITAL:                                        0           0.11

TOTAL SHARES:                                                     0      1,521,040

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Submitted by Nancy Tan See Sin, Joint Company Secretary on 24/08/2000 to the SGX